SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

In the Matter of                    )
                                    )        CERTIFICATE
Energy East Corporation             )
                                    )             OF
File No. 70-9111                    )
                                    )        NOTIFICATION
(Public Utility Holding Company     )
Act of 1935)


          This Certificate of Notification is filed by Energy East Corporation ("EEC") in connection with the transactions proposed in the Application on Form U-1, as amended (the "Application"), in the above proceeding filed by EEC and authorized by the order ("Order") of the Securities and Exchange Commission ("Commission") (Release No. 35-26834). EEC hereby notifies the Commission that the transactions described in the Application have been carried out in accordance with the terms and conditions of, and for the purposes requested in the Application, and in accordance with the terms and conditions of the Order.


                              SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Energy East Corporation


                                     By: Kenneth M. Jasinski
                                         Kenneth M. Jasinski
                                         Senior Vice President
                                          and General Counsel

Dated: July 31, 1998